**Term sheet**
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 87-A-I dated December 18, 2008

**Term Sheet to**
Product Supplement No. 87-A-I
Registration Statement No. 333-155535
Dated January 14, 2009; Rule 433


# JPMorganChase

| Structured Investments | JPMorgan Chase & Co. |
|---|---|
| | $ |
| | **Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index due July 30, 2009** |

## General

- The notes are designed for investors who seek **a return of three times any depreciation** of the S&P 500® Index up to a maximum total return on the notes that will not be less than 15.00%* or greater than 17.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index increases as compared to the Initial Index Level, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 30, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about January 27, 2009 and are expected to settle on or about January 30, 2009.

## Key Terms

| | |
|---|---|
| Index: | The S&P 500® Index ("SPX") (the "Index") |
| Downside Leverage Factor: | 3 |
| Payment at Maturity: | If the Ending Index Level is **_less than the Initial Index Level_**, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Change multiplied by 3, subject to a Maximum Total Return on the notes that will not be less than 15.00%* or greater than 17.00%*. For example, assuming the Maximum Total Return is 15.00%*, if the Index Change is more than 5.00%, you will receive the Maximum Total Return on the notes of 15.00%*, which entitles you to a maximum payment at maturity of $1,150 for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: |


$1,000 + [$1,000 x (Index Change x 3)]


| | |
|---|---|
| | * The actual Maximum Total Return will be set on the pricing date and will not be less than 15.00% or greater than 17.00%, and accordingly, the actual maximum payment at maturity will not be less $1,150 or greater than $1,170 per $1,000 principal amount note.<br>**Your investment will be fully exposed, on an inverse basis, to any increase in the Index.** If the Ending Index Level is greater than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index increases beyond the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: |


$1,000 + ($1,000 x Index Change)


| | |
|---|---|
| | Notwithstanding the foregoing, in no event will the payment at maturity per $1,000 principal amount note be less than $0.<br>**_You will lose some or all of your investment at maturity if the Ending Index Level increases from the Initial Index Level._** |
| Index Change: | Initial Index Level – Ending Index Level<br>———————————————————<br>Initial Index Level |
| Initial Index Level: | The Index closing level on the pricing date, which is expected to be on or about January 27, 2009. |
| Ending Index Level: | The Index closing level on the Observation Date. |
| Observation Date†: | July 27, 2009 |
| Maturity Date†: | July 30, 2009 |
| CUSIP: | 48123LZD9 |

†   Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 87-A-I.

**Investing in the Bearish Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 87-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public(1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today and assuming a Maximum Total Return of 15.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $24.60 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $24.60 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $35.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-30 of the accompanying product supplement no. 87-A-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*


## JPMorgan


January 14, 2009

**Additional Terms Specific to the Notes**

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 87-A-I and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-A-I dated December 18, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 87-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 87-A-I dated December 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208006045/e33917_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

**Selected Purchase Considerations**

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Change (*i.e.,* the Index closing level declines) by 3, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 15.00% or greater than 17.00%, and accordingly, the actual maximum payment at maturity will not be less than $1,150 or greater than $1,170 per $1,000 principal amount note.. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 87-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 87-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

## Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 87-A-I dated December 18, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative.  Your investment will be fully exposed, on an inverse basis, to any increase in the Ending Index Level as compared to the Initial Index Level.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is less than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the depreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 15.00% or greater than 17.00%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, we are currently one of the companies that make up the Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities  underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 850 and a Maximum Total Return of 15.00%. **The actual Maximum Total Return will be set on the pricing date and will not be less than 15.00% or greater than 17.00%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Index Level | Index Change | Total Return |
|---|---|---|
| 1870.00 | -120.00% | -100.00% |
| 1700.00 | -100.00% | -100.00% |
| 1530.00 | -80.00% | -80.00% |
| 1360.00 | -60.00% | -60.00% |
| 1275.00 | -50.00% | -50.00% |
| 1190.00 | -40.00% | -40.00% |
| 1105.00 | -30.00% | -30.00% |
| 1020.00 | -20.00% | -20.00% |
| 935.00 | -10.00% | -10.00% |
| 892.50 | -5.00% | -5.00% |
| 850.00 | 0.00% | 0.00% |
| 841.50 | 1.00% | 3.00% |
| 828.75 | 2.50% | 7.50% |
| 807.50 | 5.00% | 15.00% |
| 765.00 | 10.00% | 15.00% |
| 680.00 | 20.00% | 15.00% |
| 595.00 | 30.00% | 15.00% |
| 510.00 | 40.00% | 15.00% |
| 425.00 | 50.00% | 15.00% |
| 297.50 | 65.00% | 15.00% |
| 170.00 | 80.00% | 15.00% |

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the above are calculated.

**Example 1: The level of the Index declines from the Initial Index Level of 850 to an Ending Index Level of 828.75.** Because the Ending Index Level of 828.75 is less than the Initial Index Level of 850 and the Index Change of 2.50% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 15.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (2.50\% \times 3)] = \$1,075$$

**Example 2: The level of the Index declines from the Initial Index Level of 850 to an Ending Index Level of 765.** Because the Ending Index Level of 765 is less than the Initial Index Level of 850 and the Index Change of 10% multiplied by 3 exceeds the hypothetical Maximum Total Return of 15.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, the maximum payment on the notes.

**Example 3: The level of the Index increases from the Initial Index Level of 850 to an Ending Index Level of 1020.** Because the Ending Index Level of 1020 is greater than the Initial Index Level of 850, the Index Change is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

**Example 4: The level of the Index increases from the Initial Index Level of 850 to an Ending Index Level of 1870.** Because the Ending Index Level of 1700 is greater than the Initial Index Level of 850, resulting in an Index Change of -120%, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

**Historical Information**

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 2, 2004 through January 9, 2009. The Index closing level on January 13, 2009 was 871.79. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

